SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          CORAM HEALTHCARE CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    218103109
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  218103109
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  1)   Names of  Reporting Persons/I.R.S. Identification  Nos. of  Above Persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    OO

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                       1,610,816*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      3.1%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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*  Cerberus Partners,  L.P.  ("Cerberus") is the  holder of $3,221,632 principal amount of Series B Senior Subordinated Convertible Notes (the "Series B Notes") of Coram Healthcare Corporation (the "Company"). The Series B Notes are convertible, at the option of the holder thereof, into shares of Common Stock (the "Shares") of the Company at the rate of $2.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Cerberus. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,610,816 Shares, or 3.1% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Coram Healthcare Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 1675 Broadway, Suite 900, Denver, Colorado 80202.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Exchange Agreement, dated as of December 31, 2002, by and among Coram, Inc., a wholly owned subsidiary of the Company, Cerberus and certain other parties named therein, Cerberus, and certain other parties, exchanged, among other securities, certain Series B Senior Subordinated Convertible Notes of the Company (the "Series B Notes") and certain accrued but unpaid interest thereon, in return for, among other securities, shares of Series B Cumulative Preferred Stock, par value $0.001 per share, of Coram, Inc. (the "Series B Shares").


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, as of November 15, 2002, there were issued and outstanding 49,638,452 Shares. As of December 31, 2002, Cerberus was the holder of $3,221,632 principal amount of Series B Notes. The Series B Notes are convertible, at the option of the holder thereof, into Shares at the rate of $2.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Cerberus. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,610,816 Shares, or 3.1% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the sixty (60) days prior to December 31, 2002, there were no transactions in Shares, or securities convertible into or exchangeable for Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this Schedule 13D Amendment No. 4.

          The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on December 31, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the exchange of, among other securities, Series B Notes for, among other securities, Series B Shares, in addition to the Exchange Agreement which is incorporated by reference as Exhibit 1 hereto, Cerberus entered into an Amendment No. 6 to Securities Exchange Agreement, dated as of December 31, 2002, pursuant to which, among other things, Coram, Inc., the Company, Cerberus and certain other parties agreed to amend the maturity of the Series B Notes to the earlier of June 30, 2003 and the effective date of a Joint Plan of Reorganization of the Company and Coram, Inc., as more particularly set forth and described in the Amendment No. 6 to Securities Exchange Agreement incorporated by reference as Exhibit 2 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 4 are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference to this Schedule 13D Amendment No. 4 as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Exchange Agreement, dated as of December 31, 2002, by and among Coram, Inc., Cerberus Partners, L.P. and certain other parties named therein, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed by the Company on January 17, 2003.

          2. Amendment No. 6 to Securities Exchange Agreement, dated as of December 31, 2002, by and among Coram, Inc., Cerberus Partners, L.P. and certain other parties named therein, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed by the Company on January 17, 2003.



                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 30, 2003


                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen Feinberg,  in  his capacity
                                             as the  managing member of Cerberus
                                             Associates,   L.L.C.,  the  general
                                             partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).